EX.99

Institutional Investor Trust

Amendment I
to the

Declaration of Trust Dated May 28, 2010

Effective December 1, 2014

As of the effective date of this Amendment, the address of the registered office of the Trust is amended to be 1400 Center Road, Venice, Florida, 34293. This address replaces the former address on the following pages of the Declaration:

•	Certificate of Trust, Fourth Statement, and
•	Page 1, Article I, Section 1.2, Principal Place of Business.

/s/ Roland G. Caldwell, Trustee

Roland G. Caldwell, Trustee
December 1, 2014

Acknowledgement

STATE OF Florida

COUNTY OF Sarasota

On this 1st day of December, 2014, before me personally appeared Roland G. Caldwell, Jr., to me known to be the person who executed the above Amendment, and acknowledged that he executed the same as his free act and deed.

Before me,

/s/ Roxanne Hirter

Roxanne Hirter, Notary Public
My commission expires: 6/13/18